UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
May 2010 Up 85.8% Year over Year

Mexico City, June 3, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for May 2010 increased by 85.8% when compared to May 2009.

This announcement reflects comparisons between May 1 through May 31, 2010 and 2009. Transit and general aviation passengers are excluded. The increase in passenger traffic reflects better year over year comparisons as May 2009 figures were impacted by the H1N1 Influenza outbreak in Mexico.

Domestic
Airport	May 2009	May 2010	% Change
Cancún	202,719	291,630	43.9
Cozumel	1,424	2,944	106.7
Huatulco	20,733	30,200	45.7
Mérida	58,948	89,537	51.9
Minatitlán	9,122	11,763	29.0
Oaxaca	26,187	34,284	30.9
Tapachula	14,053	15,395	9.5
Veracruz	46,114	76,104	65.0
Villahermosa	48,473	58,611	20.9
Total Domestic	427,773	610,468	42.7

International
Airport	May 2009	May 2010	% Change
Cancún	279,073	713,950	155.8
Cozumel	19,739	30,922	56.7
Huatulco	910	1,406	54.5
Mérida	4,308	7,098	64.8
Minatitlán	140	536	282.9
Oaxaca	3,189	3,978	24.7
Tapachula	255	300	17.6
Veracruz	3,697	5,997	62.2
Villahermosa	2,836	3,842	35.5
Total International	314,147	768,029	144.5

ASUR Page 1 of 2

Total
Airport	May 2009	May 2010	% Change
Cancún	481,792	1,005,580	108.7
Cozumel	21,163	33,866	60.0
Huatulco	21,643	31,606	46.0
Mérida	63,256	96,635	52.8
Minatitlán	9,262	12,299	32.8
Oaxaca	29,376	38,262	30.2
Tapachula	14,308	15,695	9.7
Veracruz	49,811	82,101	64.8
Villahermosa	51,309	62,453	21.7
ASUR Total	741,920	1,378,497	85.8

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: June 3, 2010